                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                          SEC FILE NO. 000-27267

(Check One):   Form 10-K |X|   Form 20-F [ ]   Form 11-K [ ]   Form 10-Q [ ]
               Form N-SAR [ ]

For Period Ended: DECEMBER 31, 2008

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

===============================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
===============================================================================


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

         I/OMAGIC CORPORATION
-------------------------------------------------------------------------------
Full Name of Registrant:

-------------------------------------------------------------------------------
Former Name if Applicable

         4 MARCONI
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

-------------------------------------------------------------------------------

         IRVINE, CALIFORNIA  92618
-------------------------------------------------------------------------------
City, State, Zip Code

PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         THE REGISTRANT HAS BEEN IN THE PROCESS OF RE-AUDITING AND RESTATING ITS 2006 AND 2007 FINANCIAL STATEMENTS AND PREPARING A RELATED AMENDMENT TO ITS 2007 ANNUAL REPORT ON FORM 10-K. THE REGISTRANT HAS ALSO BEEN IN THE PROCESS OF RESTATING ITS QUARTERLY 2008 FINANCIAL STATEMENTS. THE REGISTRANT ANTICIPATES THAT THE RESTATEMENT OF ITS FINANCIAL STATEMENTS WILL RESULT IN A REDUCTION IN GENERAL AND ADMINISTRATIVE EXPENSES IN THE AMOUNT OF $371,130 FOR THE YEAR ENDED DECEMBER 31, 2006 AND AN INCREASE IN GENERAL AND ADMINISTRATIVE EXPENSES IN THE AMOUNT OF $308,357 FOR THE YEAR ENDED DECEMBER 31, 2007. THE REGISTRANT ALSO ANTICIPATES THAT THE RESTATEMENT OF ITS FINANCIAL STATEMENTS WILL RESULT IN A LOWER-OF-COST-OR-MARKET RESERVE FOR CONSIGNED INVENTORY IN THE AMOUNT OF $264,000 AT DECEMBER 31, 2006. THE REGISTRANT ANTICIPATES THAT THE NET EFFECT OF ITS RESTATEMENT ADJUSTMENTS TO ITS FINANCIAL STATEMENTS WILL BE TO DECREASE NET LOSS BY $107,130 TO A NET LOSS OF $202,042 FOR THE YEAR ENDED DECEMBER 31, 2006 AND TO INCREASE NET LOSS BY $44,357 TO A NET LOSS OF $4,752,974 FOR THE YEAR ENDED DECEMBER 31, 2007.

         AS A RESULT OF THE RESTATEMENT OF THE REGISTRANT'S FINANCIAL STATEMENTS, THE ATTENTION OF MANAGEMENT AND THE ATTENTION OF THE REGISTRANT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAS BEEN DIVERTED AWAY FROM COMPLETING THE REGISTRANT'S 2008 ANNUAL REPORT ON FORM 10-K. ACCORDINGLY, THE REGISTRANT WAS UNABLE TO FILE ITS 2008 ANNUAL REPORT ON FORM 10-K IN A TIMELY MANNER WITHOUT UNREASONABLE EFFORT OR EXPENSE AND MANAGEMENT NEEDS ADDITIONAL TIME TO COMPLETE THE FINANCIAL DISCLOSURES IN THE REPORT. MANAGEMENT AND THE REGISTRANT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAVE BEEN WORKING DILIGENTLY TO COMPLETE THE FINANCIAL DISCLOSURES IN THE REPORT AND ANTICIPATE THAT THE REPORT WILL BE FILED BY APRIL 15, 2009.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         TONY SHAHBAZ                  (949)              707-4800
         ------------------         -------------       ---------------
         (Name)                      (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     UNAUDITED PRELIMINARY RESULTS OF OPERATIONS

         THE FOLLOWING RESULTS OF OPERATIONS ARE UNAUDITED AND PRELIMINARY. THE REGISTRANT'S RESULTS OF OPERATIONS COULD BE MATERIALLY DIFFERENT FROM THE UNAUDITED PRELIMINARY RESULTS OF OPERATIONS SET FORTH BELOW.

         The Registrant anticipates reporting net sales of approximately $13.4 million for the year ended December 31, 2008, a decrease of approximately $18.7 million compared to approximately $32.1 million in net sales reported for the same period in 2007. The decrease in net sales for the year ended December 31, 2008 resulted primarily from a decrease in sales of the Registrant's optical and magnetic data storage products.

         The Registrant anticipates reporting a net loss of approximately $4.2 million for the year ended December 31, 2008, a decrease of approximately $500,000 compared to a net loss of $4.8 million reported for the same period in 2007. The decrease in net loss for the year ended December 31, 2008 primarily resulted from a combination of factors including a decline in operating expenses associated with lower net sales, which was partially offset by a decline in the Registrant's gross profit due to competitive pricing pressures associated with the Registrant's data storage products.

         Basic and diluted loss per share are anticipated to be $0.92 based upon approximately 4.5 million basic and diluted weighted-average shares outstanding for the year ended December 31, 2008, as compared to basic and diluted loss per share of $1.05 based upon approximately 4.5 million basic and diluted weighted-average shares outstanding for the same period in 2007.

                              I/OMAGIC CORPORATION
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  MARCH 31, 2009      By:  /S/ TONY SHAHBAZ
      ----------------        --------------------------------------------------
                                    Tony Shahbaz, Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).